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02045857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

6-28-02

RECD S.E.C.
JUL 10 2002
1083

Commission File Number 0-22672

For the month of JUNE, 2002

AURIZON MINES LTD.
(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC V6C 3A8
(Address of principal executive office)

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

P

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.
(Registrant)

Date July 2, 2002

By ______________________
(Signature)*
IAN S. WALTON, Executive Vice-President
And Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

AURIZON
MINES LTD.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration: (File #0-22672) Form 20-F
News Release Issue No. 9 - 2002

Suite 900 - 510 Burrard Street,
Vancouver, British Columbia
Canada V6C 3A8
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
Web Site: www.aurizon.com

JUNE 3, 2002
FOR IMMEDIATE RELEASE

CORRECTION - AURIZON ANNOUNCES $8 MILLION BOUGHT DEAL FINANCING

Aurizon Mines Ltd. (TSX:ARZ) announced today that is has accepted an offer from a syndicate of underwriters to purchase, by way of private placement, 7,100,000 subscription receipts of Aurizon (the "Subscription Receipts"), at a price of $1.15 per Subscription Receipt, for a total of $8,165,000 (the "Offering"). The Offering is subject to certain conditions including, but not limited to, receipt of all necessary approvals including the approval of the Toronto Stock Exchange (the "Applicable Approvals").

Upon receipt of the Applicable Approvals, each Subscription Receipt will be automatically exercised, without payment of additional consideration, for one common share of Aurizon.

The net proceeds received from the sale of the Offering will be used by the Company to exercise its first right of refusal to match the offer to acquire, for $5 million, TVX Gold Inc.'s interest in the final outstanding acquisition payment for Casa Berardi, totalling $3,880,400, and the 2% to 4% gold indexed net smelter royalty held by TVX on the property. The balance of the proceeds will be used for working capital.

In accordance with the terms of the engagement, the Underwriters will receive a commission equal to 6% of the aggregate gross proceeds of the Offering, payable in cash at, and conditional on the closing of the Offering. As additional consideration, at the closing of the Offering, the Underwriters will be issued warrants (the "Broker Warrants") of the Company to purchase such number of Common Shares that is equal to 6% of the number of Common Shares purchased under the Offering.

The closing of the Offering is expected to occur on or about June 25, 2002.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

AURIZON
MINES LTD.

Suite 900 - 510 Burrard Street,
Vancouver, British Columbia
Canada V6C 3A8
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration: (File #0-22672) Form 20-F
News Release Issue No. 10 - 2002

JUNE 18, 2002
FOR IMMEDIATE RELEASE

AURIZON SHAREHOLDERS APPROVE PRIVATE PLACEMENTS

Aurizon Mines Ltd. (TSX:ARZ) announced that at its Annual General Meeting held today, shareholders approved the issuance by the Company in one or more private placements during any six month period within the twelve months commencing June 18, 2002, of such number of securities as would result in the Company issuing or making issuable a number of Common Shares totalling up to 24,594,734 or 50% of the number of issued and outstanding Common Shares as at April 19, 2002.

As a result, the Company's shareholders have approved the Company's $8 million financing announced on June 3, 2002, whereby the Company has accepted an offer from a syndicate of underwriters to purchase, by way of private placement, 7,100,000 subscription receipts of Aurizon (the "Subscription Receipts"), at a price of $1.15 per Subscription Receipt, for a total of $8,165,000 (the "Offering").

Each Subscription Receipt will automatically be exercised without payment of additional consideration, for one common share of Aurizon on closing of the Offering, which is expected to occur on or about June 25, 2002.

The net proceeds received from the sale of the Offering will be used by the Company to exercise its first right of refusal to match the offer to acquire, for $5 million, TVX Gold Inc.'s interest in the final outstanding acquisition payment for Casa Berardi, totalling $3,880,400, and the 2% to 4% gold indexed net smelter royalty held by TVX on the property. The balance of the proceeds will be used for working capital.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

AURIZON
MINES LTD.

Suite 900 - 510 Burrard Street,
Vancouver, British Columbia
Canada V6C 3A8
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration: (File #0-22672) Form 20-F
News Release Issue No. 11 - 2002

JUNE 25, 2002

FOR IMMEDIATE RELEASE

AURIZON CLOSES $8.1 MILLION FINANCING AND EXPANDS EXPLORATION PROGRAM

Aurizon Mines Ltd. (TSX:ARZ) is pleased to report the closing of the $8,165,000 financing announced on June 3, 2002. As a result, Aurizon has issued 7,100,000 Common Shares at a price of $1.15 per Common Share (the "Offering").

The net proceeds from the Offering will be used by Aurizon to exercise its first right of refusal to match the offer to acquire, for $5 million, TVX Gold Inc.'s interest in the final outstanding acquisition payment for the Casa Berardi property, totalling $3,880,400, and the 2% to 4% gold indexed net smelter royalty held by TVX on the property. The balance of the proceeds will be used for working capital and to expand the recently commenced exploration diamond drill program at the West Mine area of Casa Berardi, from 11,000 metres to 18,000 metres. The expanded drill program will now utilize four drill rigs over a five month period and cost approximately $2.0 million.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932; Web Site: www.aurizon.com; Email: info@aurizon.com